UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

REEDS JEWELERS, INC.

(Name of Subject Company (issuer))

Sparkle, LLC

Alan M. Zimmer

Herbert J. Zimmer

Jeffrey L. Zimmer

Arlene Z. Schreiber

Rose W. Zimmer

Bradley Trent Zimmer

Landon Garrett Zimmer

Andrew Michael Schreiber

Mark Harrison Schreiber

(Names of Filing Persons (Offeror and other Persons))

Common Stock, par value $.10 per Share

(Title of Class of Securities)

758341101

(CUSIP Number of Class of Securities)

Alan M. Zimmer

Sparkle, LLC

111 Princess Street, Wilmington, NC 28401

(910) 763-4669 Ext. 203

(Name, address, and telephone numbers of persons authorized

to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)

$2,022,305.30	$256.23

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Reeds Jewelers, Inc., par value $.10 (the “Shares”), not beneficially owned by Sparkle, LLC, a North Carolina limited liability company (“Sparkle”) or its subsidiaries, at a purchase price of $1.85 per Share, net to the seller in cash. As of January 28, 2004, there were 1,093,138 Shares on a fully diluted basis (treating as outstanding, options subject to issuance at $1.85 or less) not beneficially owned by Sparkle or its subsidiaries.

(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004. Such fee equals .01267 percent of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☒    going-private transaction subject to Rule 13e-3.

☒    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

CUSIP No. 758341101

1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Sparkle, LLC (20-0475219)

2 Check the Appropriate box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3 SEC Use Only

4 Source of Funds (See Instructions) OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6 Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 7,414,234 Shares[1]
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,414,234 Shares[1]

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,414,234 Shares[1]

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13 Percent of Class Represented by Amount in Row (11) 87.5%[1]

14 Type of Reporting Person (See Instructions) OO

[1]	Includes 7,414,234 shares contributed to Sparkle, LLC by its members.

CUSIP No. 758341101

1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Alan M. Zimmer

2 Check the Appropriate box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3 SEC Use Only

4 Source of Funds (See Instructions) OO

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6 Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 4,000 shares[1]
8 Shared Voting Power 7,414,234 shares[2]
9 Sole Dispositive Power 4,000 shares[1]
10 Shared Dispositive Power 7,414,234 shares[2]

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,418,234 shares[1,2]

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13 Percent of Class Represented by Amount in Row (11) 87.5%[1,2]

14 Type of Reporting Person (See Instructions) IN

[1]	Includes 4,000 shares covered by a vested option.
[2]	Includes 7,414,234 shares contributed to Sparkle, LLC, a North Carolina limited liability company, of which Alan M. Zimmer is a member.

CUSIP No. 758341101

1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Herbert J. Zimmer

2 Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3 SEC Use Only

4 Source of Funds (See Instructions) OO

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6 Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 5,000 shares[1]
8 Shared Voting Power 7,414,234 shares[2]
9 Sole Dispositive Power 5,000 shares[1]
10 Shared Dispositive Power 7,414,234 shares[2]

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,419,234 shares[1,2]

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐

13 Percent of Class Represented by Amount in Row (11) 87.5%[1,2]

14 Type of Reporting Person (See instructions) IN

[1]	Includes 5,000 shares covered by a vested option.
[2]	Includes 7,414,234 shares contributed to Sparkle, LLC, a North Carolina limited liability company, of which Herbert J. Zimmer is a member.

CUSIP No. 758341101

1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Jeffrey L. Zimmer

2 Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3 SEC Use Only

4 Source of Funds (See Instructions) OO

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6 Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 5,000 shares[1]
8 Shared Voting Power 7,414,234 shares[2]
9 Sole Dispositive Power 5,000 shares[1]
10 Shared Dispositive Power 7,414,234 shares[2]

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,419,234 shares[1,2]

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13 Percent of Class Represented by Amount in Row (11) 87.5%[1,2]

14 Type of Reporting Person (See Instructions) IN

[1]	Includes 5,000 shares covered by a vested option.
[2]	Includes 7,414,234 shares contributed to Sparkle, LLC, a North Carolina limited liability company, of which Jeffrey L. Zimmer is a member. Mr. Zimmer is the custodian of three members of Sparkle, LLC.

CUSIP No. 758341101

1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Arlene Z. Schreiber

2 Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3 SEC Use Only

4 Source of Funds (See Instructions) OO

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6 Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 5,000 shares[1]
8 Shared Voting Power 7,414,234 shares[2]
9 Sole Dispositive Power 5,000 shares[1]
10 Shared Dispositive Power 7,414,234 shares[2]

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,419,234 shares[1,2]

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13 Percent of Class Represented by Amount in Row (11) 87.5%[1,2]

14 Type of Reporting Person (See Instructions) IN

[1]	Includes 5,000 shares covered by a vested option.
[2]	Includes 7,414,234 shares contributed to Sparkle, LLC, a North Carolina limited liability company, of which Arlene Z. Schreiber is a member.

CUSIP No. 758341101

1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Rose W. Zimmer

2 Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3 SEC Use Only

4 Source of Funds (See Instructions) N/A

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6 Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 7,414,234 shares[1]
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,414,234 shares[1]

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,414,234 shares[1]

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13 Percent of Class Represented by Amount in Row (11) 87.5%[1]

14 Type of Reporting Person (See Instructions) IN

[1]	Includes 7,414,234 shares contributed to Sparkle, LLC, a North Carolina limited liability company. Ms. Zimmer is the custodian of three members of Sparkle, LLC.

CUSIP No. 758341101

1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Bradley Trent Zimmer

2 Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐

3 SEC Use Only

4 Source of Funds (See Instructions) N/A

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6 Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 7,414,234 shares[1]
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,414,234 shares[1]

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,414,234 shares[1]

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐

13 Percent of Class Represented by Amount in Row (11) 87.5%[1]

14 Type of Reporting Person (see Instructions) IN

[1]	Includes 7,414,234 shares contributed to Sparkle, LLC, a North Carolina limited liability company, of which Bradley Trent Zimmer is a member.

CUSIP No. 758341101

1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Landon Garrett Zimmer

2 Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐

3 SEC Use Only

4 Source of Funds (See Instructions) N/A

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6 Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 7,414,234 shares[1]
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,414,234 shares[1]

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,414,234 shares[1]

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13 Percent of Class Represented by Amount in Row (11) 87.5%[1]

14 Type of Reporting Person (See Instructions) IN

[1]	Includes 7,414,234 shares contributed to Sparkle, LLC, a North Carolina limited liability company, of which Landon Garrett Zimmer is a member.

CUSIP No. 758341101

1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Andrew Michael Schreiber

2 Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3 SEC Use Only

4 Source of Funds (See Instructions) N/A

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6 Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 7,414,234 shares[1]
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,414,234 shares[1]

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,414,234 shares[1]

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13 Percent of Class Represented by Amount in Row (11) 87.5%[1]

14 Type of Reporting Person (See Instructions) IN

[1]	Includes 7,414,234 shares contributed to Sparkle, LLC, a North Carolina limited liability company, of which Andrew Michael Schreiber is a member.

CUSIP No. 758341101

1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Mark Harrison Schreiber

2 Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3 SEC Use Only

4 Source of Funds (See Instructions) N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6 Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 7,414,234 shares[1]
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,414,234 shares[1]

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,414,234 Shares[1]

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13 Percent of Class Represented by Amount in Row (11) 87.5%[1]

14 Type of Reporting Person (See Instructions) IN

[1]	Includes 7,414,234 shares contributed to Sparkle, LLC, a North Carolina limited liability company, of which Mark Harrison Schreiber is a member.

This Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO relates to the offer by Sparkle, LLC, a North Carolina limited liability company (“Sparkle”) to purchase all of the outstanding shares of common stock, par value $.10 per share (the “Shares”), of Reeds Jewelers, Inc., a North Carolina corporation (“Reeds”), not owned by Sparkle or its subsidiaries, at a purchase price of $1.85 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 29, 2004 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(ii).

Item 1. Summary Term Sheet

Reference is made to the information set forth under Summary Term Sheet and Questions and Answers About the Tender Offer in the Offer to Purchase, which is incorporated herein by reference.

Item 2. Subject Company Information

(a) Reference is made to the information set forth under The Tender Offer—Section 6 (“Certain Information Concerning Reeds”) in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under Introduction and the Tender Offer—Section 6 (“Certain Information Concerning Reeds”) in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under The Tender Offer—Section 5 (“Price Range of Shares; Dividends”) in the Offer to Purchase, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Reference is made to the information set forth under The Tender Offer—Section 7 (“Certain Information Concerning Sparkle”) and Schedule A (“Information Concerning the Members and Directors of Sparkle”) in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under The Tender Offer—Section 7 (“Certain Information Concerning Sparkle”) and Schedule A (“Information Concerning the Members and Directors of Sparkle”) in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under The Tender Offer—Section 7 (“Certain Information Concerning Sparkle”) and Schedule A (“Information Concerning the Members and Directors of Sparkle”) in the Offer to Purchase, which is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Reference is made to the information set forth under Summary Term Sheet; Questions and Answers About the Tender Offer; Introduction; Special Factors—Sections 3 (“Purpose of the Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”) and 4 (“Certain Effects of the Offer and Merger”); The Tender Offer—Sections 1 (“Terms of the Offer”), 2 (“Acceptance for Payment and Payment for Shares”), 3 (“Procedures for Tendering Shares”) and 4 (“Rights of Withdrawal”) in the Offer to Purchase, which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Reference is made to the information set forth under Special Factors—Sections 1 (“Background of Sparkle’s Investment in Reeds”); Schedule A (“Information Concerning the Members and Directors of Sparkle”) and Schedule C (“Relationships and Related Transactions”) in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under Special Factors—Sections 1 (“Background of Sparkle’s Investment in Reeds”), 2 (“Background of the Tender Offer”), 3 (“Purpose of the Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”), The Tender Offer—Section 7 (“Certain Information Concerning Sparkle”), and Schedule C (“Relationships and Related Transactions”) in the Offer to Purchase, which is incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) and (c)(1)-(7) Reference is made to the information set forth under Summary Term Sheet, Questions and Answers about the Tender Offer Introduction, Special Factors—Sections 2 (“Background of the Tender Offer”), 3 (“Purpose of the Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”), 4 (“Certain Effects of the Offer and Merger”) and 5 (“Conduct of Reeds’ Business if the Offer is not Completed”) and The Tender Offer—Section 8 (“Merger and Dissenters’ Rights; ‘Going Private’ Rules”) in the Offer to Purchase, which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b) and (d) Reference is made to the information set forth under The Tender Offer—Section 9 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of Subject Company

(a) and (b) Reference is made to the information set forth under Special Factors—Sections 1 (“Background of Sparkle’s Investment in Reeds”) and Schedule A (“Information Concerning the Members and Directors of Sparkle”) and Schedule B (“Security Ownership of Certain Beneficial Owners and the Members of Sparkle”) in the Offer to Purchase, which is incorporated herein by reference.

Item 9. Persons / Assets, Retained, Employed, Compensated or Used

(a) Reference is made to the information set forth under Introduction and The Tender Offer—Section 13 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference.

Item 10. Financial Statements

(a) The financial statements of Sparkle are not material to the Offer.

(b) The pro forma financial statements of Sparkle are not material to the Offer.

Item 11. Additional Information

(a)(1) Reference is made to the information set forth under Special Factors—Section 1 (“Background of Sparkle’s Investment in Reeds”) and Schedule C (“Relationships and Related Transactions”).

(a)(2) Reference is made to the information set forth under Introduction, The Tender Offer—Sections 2 (“Acceptance for Payment and Payment for Shares”), 3 (“Procedures for Tendering Shares”), 8 (“Merger and Dissenters’ Rights; ‘Going Private’ Rules”) and 12 (“Certain Legal Matters”) in the Offer to Purchase, which is incorporated herein by reference.

(a)(3) Reference is made to the information set forth under The Tender Offer—Section 12 (“Certain Legal Matters”) in the Offer to Purchase, which is incorporated herein by reference.

(a)(4) Reference is made to the information set forth under The Tender Offer – Section 12 (“Certain Legal Matters”) in the Offer to Purchase, which is incorporated herein by reference.

(a)(5) None.

(b) Reference is made to the Letter of Transmittal and the information set forth under Special Factors—Section 6 (“Analysis of Capitalink, L.C. to Sparkle”) in the Offer to Purchase which is incorporated herein by reference, and to the Analysis of Capitalink, L.C, attached hereto as Exhibit (c)(i).

Item 12. Exhibits

EXHIBIT	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated January 29, 2004.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.

(a)(1)(vii)*	Text of Press Release issued by members of Sparkle on December 2, 2003.

(a)(1)(viii)*	Text of Press Release issued by members of Sparkle on December 2, 2003.

(a)(1)(ix)	Text of Press Release issued by Sparkle on January 29, 2004.

(b)(i)	Promissory Note from Sparkle Acquisition, Inc., to RBC Centura Bank, dated December 17, 2003.

(b)(ii)	Commercial Guaranty of Jeffrey Zimmer dated December 17, 2003.

(b)(iii)	Commercial Guaranty of Herbert J. Zimmer dated December 17, 2003.

(b)(iv)	Commercial Guaranty of Alan M. Zimmer dated December 17, 2003.

(b)(v)	Commercial Guaranty of Arlene Z. Schreiber dated December 17, 2003.

(b)(vi)	Commercial Pledge Agreement of Herbert J. Zimmer dated December 17, 2003.

(b)(vii)	Commercial Pledge Agreement of Arlene Z. Schreiber dated December 17, 2003.

(b)(viii)	Commercial Pledge Agreement of Alan M. Zimmer dated December 17, 2003.

(b)(ix)	Commercial Pledge Agreement of Jeffrey L. Zimmer dated December 17, 2003.

(b)(x)	Negative Pledge Agreement of 111 Princess Street Associates Limited Partnership dated January 22, 2004.

(b)(xi)	Commitment Letter for RBC Centura Bank dated November 24, 2003.

(b)(xii)	Amendment to Commitment Letter dated November 24, 2003 of Sparkle Acquisition, Inc. dated January 22, 2004.

(b)(xiii)	Demand Commercial Promissory Note from Sparkle Acquisition, Inc. dated January 27, 2004.

(d)(i)	Commercial Pledge Agreement of Herbert J. Zimmer dated December 17, 2003, filed herewith as Exhibit (b)(vi).

(d)(ii)	Commercial Pledge Agreement of Arlene Z. Schreiber dated December 17, 2003, filed herewith as Exhibit (b)(vii).

(d)(iii)	Commercial Pledge Agreement of Alan M. Zimmer dated December 17, 2003, filed herewith as Exhibit (b)(viii).

(d)(iv)	Commercial Pledge Agreement of Jeffrey L. Zimmer dated December 17, 2003, filed herewith as Exhibit (b)(ix).

(g)	None.

(h)	None.

*	Previously filed with the SEC as an exhibit to that Schedule TO-C dated December 2, 2003 filed by Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley T. Zimmer, Landon G. Zimmer, Andrew M. Schreiber, and Mark H. Schreiber and available for inspection in the manner set forth with respect to information concerning Sparkle in The Tender Offer—Section 7 (“Certain Information Concerning Sparkle”) in the Offer to Purchase.

Item 13. Information Required by Schedule 13E-3

Item 2. Subject Company Information

(d) Reference is made to the information set forth under The Tender Offer—Section 5 (“Price Range of Shares; Dividends”) in the Offer to Purchase, which is incorporated herein by reference.

(e) Not Applicable.

(f) None of the filing persons have purchased any subject securities during the past two years; however, some members of the filing person have obtained shares of the subject securities through gifts of such securities from other members of Sparkle, LLC. Reference is made to the information set forth under Schedule B (“Security Ownership of Certain Beneficial Owners and the Members of Sparkle”) in the Offer to Purchase, which is incorporated herein by reference.

Item 4. Terms of the Transaction

(c) None.

(d) Reference is made to the information set forth under The Tender Offer—Section 8 (“Merger and Dissenters’ Rights; ‘Going Private’ Rules”) and Schedule D (“Dissenters’ Rights under N.C. Gen. Stat. Chapter 55, Article 13 of the General Statutes of North Carolina”) in the Offer to Purchase, which is incorporated herein by reference.

(e) None.

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(c) Reference is made to the information set forth under Introduction, Special Factors—Sections 1 (“Background of Sparkle’s Investment in Reeds”), and 2 (“Background of the Tender Offer”) in the Offer to Purchase, which is incorporated herein by reference.

(e) Reference is made to the information set forth under Introduction, Special Factors—Section 1 (“Background of Sparkle’s Investment in Reeds”), The Tender Offer—Sections 1 (“Terms of the Offer”), 2 (“Acceptance for Payment and Payment for Shares”), 3 (“Procedures for Tendering Shares”), 4 (“Rights of Withdrawal”), 9 (“Source and Amount of Funds”) and 10 (“Certain Conditions of the Offer”) in the Offer to Purchase, which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Reference is made to the information set forth under Special Factors—Sections 3 (“Purpose of the Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”) and 4 (“Certain Effects of the Offer and Merger”) in the Offer to Purchase, which is incorporated by reference.

(c)(8) Reference is made to the information set forth under Special Factors—Section 4 (“Certain Effects of the Offer and Merger”) in the Offer to Purchase, which is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a), (b) and (c) Reference is made to the information set forth under Introduction; Special Factors—Sections 2 (“Background of the Tender Offer”), 3 (“Purpose of the Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”), 4 (“Certain Effects of the Offer and Merger) and 7 (“The Position of Sparkle and the Affiliates Regarding the Fairness of the Offer”) in the Offer to Purchase, which is incorporated herein by reference.

(d) Reference is made to the information set forth under Introduction, Special Factors—Section 4 (“Certain Effects of the Offer and Merger”) and The Tender Offer—Section 8 (“Merger and Dissenters’ Rights; ‘Going Private’ Rules”) in the Offer to Purchase, which is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under Summary Term Sheet, Questions and Answers about the Tender Offer, Special Factors—Sections 2 (“Background of the Offer”),3 (“Purpose of the Offer; The Plans of Sparkle and the Affiliates for Reeds; Consideration of Alternatives”), and 7 (“The Position of Sparkle and the Affiliates Regarding the Fairness of the Offer”) in the Offer to Purchase, which is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a), (b) and (c) Reference is made to the information set forth under Special Factors—Sections 2 (“Background of the Offer”) and 9 (“Analysis of Capitalink, L.C. to Sparkle”) in the Offer to Purchase, which is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration

(c) Reference is made to the information set forth under The Tender Offer—Section 13 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated by reference.

Item 12. The Solicitation or Recommendation

(d) Reference is made to the information set forth under The Tender Offer—Sections 12 (“Certain Legal Matters”) and 6 (“Certain Information Concerning Reeds”) of the Offer to Purchase, which is incorporated herein by reference.

(e) The filing persons are not aware of any officer, director or affiliate of Reeds or any person listed on Schedule A (“Information Concerning the Members and Directors of Sparkle”) to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

Item 13. Financial Information.

(a) and (b) Reference is made to Section 6 (“Certain Information Concerning Reeds”) of the Offer to Purchase, which is incorporated herein by reference. The financial statements included as Item 8 in Reeds’ Annual Report on Form 10-K for the year ended February 28, 2003, and Item 1 in Reeds’ Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2003, are hereby incorporated herein by this reference. Copies of such reports and other documents may be inspected and copies obtained from the SEC as provided in The Tender Offer – Section 6 (“Certain Information Concerning Rules”) in the Offer to Purchase, which is incorporated herein by reference.

Item 14. Persons/Assets Retained, Employed, Compensated or Used

(b) James Rouse, Chief Financial Officer of Reeds, has been used by the filing person in connection with the transaction to assist primarily in the preparation of the Offer to Purchase.

Item 16. Exhibits.

(c)(i) Analysis of Capitalink, L.C. to Sparkle, dated November 26, 2003.

(f) Article 13 of the North Carolina Business Act (included as Schedule D (“Dissenters’ Rights under N.C. Gen. Stat. Chapter 55, Article 13 of the General Statutes of North Carolina”) of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2004	SPARKLE, LLC

	By:	/s/ Alan M. Zimmer

	Name:	Alan M. Zimmer

	Title:	Director

/s/ Alan M. Zimmer		/s/ Herbert J. Zimmer
Alan M. Zimmer		Herbert J. Zimmer

/s/ Jeffrey L. Zimmer		/s/ Arlene Z. Schreiber
Jeffrey L. Zimmer		Arlene Z. Schreiber

/s/ Rose W. Zimmer		/s/ Landon Garrett Zimmer
Rose W. Zimmer		Landon Garrett Zimmer

/s/ Bradley Trent Zimmer		/s/ Mark Harrison Schreiber
Bradley Trent Zimmer		Mark Harrison Schreiber

/s/ Andrew Michael Schreiber
Andrew Michael Schreiber

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated January 29, 2004.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)*	Press Release issued by members of Sparkle on December 2, 2003.

(a)(1)(viii)*	Press Release issued by members of Sparkle on December 2, 2003.

(a)(1)(ix)	Text of Press Release issued by Sparkle on January 29, 2004.

(b)(i)	Promissory Note from Sparkle Acquisition, Inc. to RBC Centura Bank dated December 17, 2003.

(b)(ii)	Commercial Guaranty of Jeffrey Zimmer dated December 17, 2003.

(b)(iii)	Commercial Guaranty of Herbert J. Zimmer dated December 17, 2003.

(b)(iv)	Commercial Guaranty of Alan M. Zimmer dated December 17, 2003.

(b)(v)	Commercial Guaranty of Arlene Z. Schreiber dated December 17, 2003.

(b)(vi)	Commercial Pledge Agreement of Herbert J. Zimmer dated December 17, 2003.

(b)(vii)	Commercial Pledge Agreement of Arlene Z. Schreiber dated December 17, 2003.

(b)(viii)	Commercial Pledge Agreement of Alan M. Zimmer dated December 17, 2003.

(b)(ix)	Commercial Pledge Agreement of Jeffrey L. Zimmer dated December 17, 2003.

(b)(x)	Negative Pledge Agreement of 111 Princess Street Associates Limited Partnership dated January 22, 2004.

(b)(xi)	Commitment Letter for RBC Centura Bank dated November 24, 2003.

(b)(xii)	Amendment to Commitment Letter dated November 24, 2003 of Sparkle Acquisition, Inc. dated January 22, 2004.

(b)(xiii)	Promissory Note from Sparkle Acquisition, Inc. dated January 27, 2004.

(c)(i)	Analysis of Capitalink, L.C. to Sparkle, dated November 26, 2003 (“Dissenters’ Rights under N.C. Gen. Stat. Chapter 55, Article 13 of the General Statutes of North Carolina”).

(d)(i)	Commercial Pledge Agreement of Herbert J. Zimmer dated December 17, 2003, filed herewith as Exhibit (b)(vi).

(d)(ii)	Commercial Pledge Agreement of Arlene Z. Schreiber dated December 17, 2003, filed herewith as Exhibit (b)(vii).

(d)(iii)	Commercial Pledge Agreement of Alan M. Zimmer dated December 17, 2003, filed herewith as Exhibit (b)(viii).

(d)(iv)	Commercial Pledge Agreement of Jeffrey L. Zimmer dated December 17, 2003, filed herewith as Exhibit (b)(ix).

(e)	None.

(f)	Article 13 of the North Carolina Business Act (included as Schedule D (“Dissenters’ Rights under N.C. Gen. Stat. Chapter 55, Article 13 of the General Statutes of North Carolina”) of the Offer to Purchase filed herewith as Exhibit (a)(1)(i).

(g)	None.

(h)	None.

*	Previously filed with the SEC as an exhibit to that Schedule TO-C dated December 2, 2003 filed by Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley T. Zimmer, Landon G. Zimmer, Andrew M. Schreiber, and Mark H. Schreiber and available for inspection in the manner set forth with respect to information concerning Sparkle, in The Tender Offer—Section 7 (“Certain Information Concerning Sparkle”) in the Offer to Purchase.